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                                                                       EXHIBIT 7

                                    ANNEX B

October 24, 2000

Board of Directors
Continuus Software Corporation
9401 Jeronimo Road
Irvine, CA 92618

Members of the Board:

     You have requested our opinion as to the fairness, from a financial point of view, to the holders (other than Telelogic AB and its affiliates) of common stock of Continuus Software Corporation (the "Company") of the consideration to be received by holders of common stock in the Transaction described below, pursuant to an Agreement and Plan of Merger to be dated as of October 24, 2000 (the "Agreement"), among the Company, Telelogic AB ("Purchaser") and Raindrop Acquisition Corporation ("Acquisition"), a wholly owned subsidiary of Purchaser. The Agreement provides for the commencement by Purchaser of a tender offer (the "Tender Offer") to purchase shares of Company common stock outstanding at a price of $3.46 per share, net to seller in cash (the "Offer Price"), and the subsequent merger (the "Merger") of Acquisition into the Company in which the remaining shares of Company common stock will be converted and exchanged for cash equal to the Offer Price. The Tender Offer and the Merger are collectively referred to as the "Transaction." The terms and conditions of the Transaction are more fully set forth in the Agreement.

     U.S. Bancorp Piper Jaffray Inc., as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwriting and secondary distributions of securities, private placements and valuations for estate, corporate and other purposes. We will receive a fee for providing this opinion. This opinion fee is not contingent upon the consummation of the Transaction. The Company has also agreed to indemnify us against certain liabilities in connection with our services. U.S. Bancorp Piper Jaffray Inc. is entitled to an additional fee in the event of consummation of the Transaction. In the ordinary course of our business, we and our affiliates may actively trade securities of the Company for our own account or the account of our customers and, accordingly, may at any time hold a long or short position in such securities.

     In arriving at our opinion, we have undertaken such review, analyses and inquiries as we deemed necessary and appropriate under the circumstances. Among other things, we have reviewed (i) the draft dated October 19, 2000 of the Agreement, (ii) certain publicly available financial, operating and business information related to the Company, (iii) certain internal financial information of the Company prepared for financial planning purposes and furnished by the management of the Company, (iv) certain publicly available market and securities data of the Company, and (v) to the extent publicly available, financial terms of certain acquisition transactions involving companies operating in industries deemed similar to that in which the Company operates and financial data of selected public companies deemed comparable to Company. We have had discussions with members of the management of the Company concerning the financial condition, current operating results and business outlook for the Company.

     We have relied upon and assumed the accuracy, completeness and fairness of the financial statements and other information provided to us by the Company or otherwise made available to us, and have not assumed responsibility for the independent verification of such information. We have relied upon the assurances of the management of the Company that the information provided to us as set forth above by the Company has been prepared on a reasonable basis, and, with respect to financial planning data and other business outlook information, reflects the best currently available estimates, and that they are not aware of any information or facts that would make the information provided to us incomplete or misleading.
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October 24, 2000
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     In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities of the Company and have not been furnished with any such appraisals or valuations. We express no opinion regarding the liquidation value of any entity. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any owned or leased real estate, or any pending or threatened litigation, possible unasserted claims or other contingent liabilities, to which the Company or its respective affiliates are a party or may be subject and our opinion makes no assumption concerning and therefore does not consider the possible assertion of claims, outcomes or damages arising out of any such matters.

     This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the price at which shares of Company common stock have traded or may trade at any future time. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

     This opinion is directed to the Board of Directors of the Company and is not intended to be and does not constitute a recommendation to any stockholder of the Company regarding whether to tender shares of common stock in the Tender Offer or how to vote in the Merger. We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Transaction. This opinion shall not be published or otherwise used, nor shall any public references to us be made without our prior written approval. However, notwithstanding the foregoing, we consent to inclusion of this opinion in the Schedule 14D-9 relating to the Tender Offer and the proxy or information statement relating to the Merger, in accordance with the terms of our engagement by the Company.

     Our opinion addresses solely the fairness of the Offer Price to be paid in the Transaction and does not address any other term or agreement relating to the Transaction, or the ability of Purchaser to finance or otherwise successfully consummate the Transaction.

     Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that the Offer Price proposed to be paid in the Transaction pursuant to the Agreement for the common stock of the Company is fair, from a financial point of view, to the holders of common stock of the Company (other than Telelogic AB or its affiliates) as of the date hereof.

                                          Sincerely,

                                          U.S. BANCORP PIPER JAFFRAY INC.